Exhibit 2

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

PALE FIRE CAPITAL SICAV a.s.

Purchase of Common Stock	144,333	9.6205	2/11/2026
Purchase of Common Stock	200,000	9.0616	2/11/2026
Purchase of Common Stock	32,412	9.0388	2/11/2026
Purchase of Common Stock	269,426	9.1800	2/11/2026
Purchase of Common Stock	4,900	9.1000	2/11/2026
Purchase of Common Stock	263,991	8.6885	2/12/2026
Purchase of Common Stock	348,929	8.6464	2/12/2026
Purchase of Common Stock	121,119	8.1498	2/13/2026
Purchase of Common Stock	18,200	8.2943	2/13/2026
Purchase of Common Stock	30,000	7.9901	2/13/2026
Purchase of Common Stock	2,900	7.7805	2/17/2026